SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  September 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: October 2, 2007

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 28 September 2007 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

September 28, 2007	Symbol: TSX-V: VVV

Vannessa Ventures Ltd. (“the Company”) announces that it has granted incentive options under its Stock Option Plan to directors, officers, employees and consultants entitling them to purchase up to 1,910,000 shares in its capital.  Directors and officers received 1,350,000 of the incentive options and employees and consultants received 560,000. The shares are exercisable on or before September 27, 2012 at a price of $0.40 per share.  All of the options vest upon grant except for 100,000 of the options granted to each of the President and the Vice President of Operations.  These options vest in two tranches upon the achievement of milestones within certain timeframes, the first tranche of 50,000 options to each officer upon commencement of full scale mine construction and the second tranche of 50,000 options to each officer upon the Company obtaining full scale commercial gold production from the Company’s Crucitas gold property located in Costa Rica.

 “John Morgan”

John Morgan, President

VANNESSA VENTURES LTD.

     “The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”